SCHEDULE 13D/A Under the Securities Exchange Act of 1934* (Amendment No. 3)

NEUROGEN CORPORATION

(Name of Issuer)

Common Stock, $0.025 Par Value

(Title of Class of Securities)

64124E106

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Robert T. Langdon, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

December 23, 2009

(Date of Event Which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 64124E106
1	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 64124E106
1	NAMES OF REPORTING PERSONS Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 64124E106
1	NAMES OF REPORTING PERSONS Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 64124E106
1	NAMES OF REPORTING PERSONS Warburg Pincus Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 64124E106
1	NAMES OF REPORTING PERSONS Charles R. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D/A

CUSIP No. 64124E106
1	NAMES OF REPORTING PERSONS Joseph P. Landy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 21, 2004 (as amended by Amendment No. 1 thereto previously filed with the SEC on April 14, 2008, and by Amendment No. 2 thereto previously filed with the SEC on August 25, 2009, the “Original Schedule 13D”). This Amendment No. 3 is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), Warburg Pincus Partners, LLC, a New York limited liability company (“WP Partners”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC. Messrs. Kaye and Landy, together with WP VIII, WP LLC, WP and WP Partners are hereinafter referred to as the “Warburg Pincus Reporting Persons”. This Amendment No. 3 relates to the common stock, par value $0.025 per share (the “Common Stock”), of Neurogen Corporation, a Delaware corporation (the “Company”).

Unless set forth below, all previous Items set forth in the Original Schedule 13D are unchanged. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 23, 2009, pursuant to the terms of the Merger Agreement and upon satisfaction of the conditions set forth therein, Merger Sub was merged with and into the Company, with the Company as the surviving corporation in the Merger. At the Effective Time (as defined in the Merger Agreement) on December 23, 2009, by virtue of the Merger, all shares of Common Stock owned by WP VIII were cancelled and converted into the right to receive a pro rata portion of the Merger Consideration (as defined in the Merger Agreement) for such Common Stock as set forth in the Merger Agreement. As a result, the Warburg Pincus Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(e) of the Original Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a)       As a result of the consummation of the Merger, the Warburg Pincus Reporting Persons no longer beneficially own any shares of Common Stock. The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filing of this Amendment No. 3 shall not be construed as an admission that the Warburg Pincus Reporting Persons constitute such a person or group.

(b)       As a result of the consummation of the Merger, the Warburg Pincus Reporting Persons no longer beneficially own any shares of Common Stock. As such, the Warburg Pincus Reporting Persons no longer have any voting or dispositive power over any shares of Common Stock.

(c)       Except for the transactions described herein, during the last sixty (60) days, there were no transactions in the Common Stock effected by the Warburg Pincus Reporting Persons, or, to the best of their knowledge, any of the persons set forth on Schedule I of the Original Schedule 13D.

(e)       As a result of the consummation of the Merger, the Warburg Pincus Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the outstanding Common Stock.

[Remainder of page intentionally left blank]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2009	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
By:	Warburg Pincus Partners, LLC, its

General Partner

By:	Warburg Pincus & Co.,

its Managing Member

By:	/s/ Scott A. Arenare_______
Name: Scott A. Arenare
Title: Partner
Dated:	December 23, 2009	WARBURG PINCUS & CO.
By:	/s/ Scott A. Arenare_______
Name: Scott A. Arenare
Title: Partner
Dated:	December 23, 2009	WARBURG PINCUS LLC
By:	/s/ Scott A. Arenare________
Name: Scott A. Arenare
Title:	Managing Director
Dated:	December 23, 2009	WARBURG PINCUS PARTNERS, LLC
By:	Warburg Pincus & Co.,

its Managing Member

By:	/s/ Scott A. Arenare_________
Name: Scott A. Arenare
Title:	Partner

Dated:	December 23, 2009	By:	/s/ Scott A. Arenare_______________
Name: Charles R. Kaye

By: Scott A. Arenare, Attorney-in-Fact*

Dated:	December 23, 2009	By:	/s/ Scott A. Arenare_______________
Name: Joseph P. Landy

By: Scott A. Arenare, Attorney-in-Fact**

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.